

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2014

<u>Via E-Mail</u>
Brett Everett
Chief Executive Officer
Microelectronics Technology Company
1155 Camino Del Mar, #172
Del Mar, CA 92014

> **Re:** **Microelectronics Technology Company**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed October 15, 2013**
> **File No. 001-32984**

Dear Mr. Everett:

We issued comments to you on the above captioned filing on June 27, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 27, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jamie Kessel at (202) 551-3727 or Rufus Decker at (202) 551-3769 if you have any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining